 Exhibit 99.1

SNDL and Nova Cannabis Extend Outside Date for Closing of the Strategic Partnership

CALGARY, AB, Sept. 28, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL") and Nova Cannabis Inc. (TSX: NOVC) ("Nova") announced today that while all other provincial approvals have been received, the continued review by one provincial regulator has necessitated a further extension of the outside date for the closing of the previously-announced strategic partnership (the "Transaction"). SNDL and Nova anticipate that the Transaction will close on or before October 30, 2023, subject to receipt of regulatory approval.

In addition, SNDL and Nova have extended the maturity date of Nova's revolving credit facility with SNDL to October 30, 2023.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to www.sndl.com.

ABOUT NOVA CANNABIS INC.

Nova Cannabis Inc. (TSX: NOVC) is one of Canada's largest and fastest-growing cannabis retailers with a goal of disrupting the cannabis retail market by offering a wide range of high-quality cannabis products at every-day best value prices. Nova currently owns and/or operates 92 locations across Alberta, Ontario, and Saskatchewan, primarily under its "Value Buds" banner. Additional information about Nova Cannabis Inc. is available at www.sedar.com and Nova's website at www.novacannabis.ca.

Forward-Looking Information Cautionary Statement

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expect", "project", "to be", "believe", "anticipate" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding the anticipated completion of the Transaction and the timing thereof, and the receipt by SNDL and Nova of the requisite regulatory approvals and the timing thereof.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Transaction being completed on the terms and timeline currently anticipated or at all; all necessary regulatory approvals being obtained on the timelines and in the manner currently anticipated or at all; and the receipt by Nova and SNDL of necessary retail cannabis licences, approvals and authorizations (as applicable) from regulatory authorities, and the timing thereof.

Although SNDL and Nova believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because neither SNDL nor Nova can give any assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Nova and/or SNDL will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Transaction is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary regulatory approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Transaction are not satisfied or waived; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Transaction as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Nova or SNDL does not receive any necessary retail cannabis approvals and/or authorizations or that they are not able to open additional retail cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail cannabis stores; and the impact of general economic conditions.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sndl-and-nova-cannabis-extend-outside-date-for-closing-of-the-strategic-partnership-301942417.html

SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2023/28/c5524.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 18:40e 28-SEP-23